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John B. Meade

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4077 tel 212 701 5077 fax john.meade@davispolk.com

September 28, 2018

Re:	Millicom International Cellular S.A. Draft Registration Statement on Form 20-F Submitted August 17, 2018 CIK No. 0000912958 CONFIDENTIAL

Ms. Celeste M. Murphy

Mr. Joshua Shainess

Division of Corporation Finance
Office of Telecommunications

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Dear Ms. Murphy and Mr. Shainess:

On behalf of our client, Millicom International Cellular S.A. (the “Company”), we are responding to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s draft Registration Statement on Form 20-F (the “Draft Registration Statement”) contained in the Staff’s letter dated September 11, 2018 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Registration Statement (the “Amended DRS”) together with this response letter. The Amended DRS contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the Amended DRS and three marked copies of the Amended DRS showing the changes to the Registration Statement confidentially submitted on August 17, 2018.

Set forth below is the Company’s response to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS where the revised language addressing a particular comment appears.

Ms. Celeste M. Murphy Mr. Joshua Shainess Division of Corporation Finance Office of Telecommunications U.S. Securities and Exchange Commission	2	September 28, 2018

Risk Factors

Kinnevik AB owns a significant amount of MIC S.A.’s shares, giving it substantial management influence..., page 26

1.	Disclose here that this concentration of voting power could, at some point in the future, result in the Company becoming a controlled company based upon the relevant exchange listing rule.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 26 of the Amended DRS.

The Company is incorporated in Luxembourg, and Luxembourg law differs from U.S. law and may afford less protection to holders of our shares, page 27

2.	Include risk factor disclosure as to how the Company’s corporate governance practices differ from those of U.S. issuers. For example, disclose whether the relevant U.S. stock exchange listing rules require listed U.S. issuers to have an independent majority of the board of directors and maintain a nominating and corporate governance committee comprised entirely of independent directors. Similarly, address the material differences regarding shareholder rights and directors’ fiduciary duties between Luxembourg and U.S. corporate law.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 30 of the Amended DRS.

Business Overview

Introduction, page 31

3.	Explain the Company's reasons for divesting its operations in Rwanda and Senegal in 2018. For example, disclose whether the divestiture was part of a broader strategy to focus the Company's operations in the Latin American markets, and if so, why. Refer to Item 4(A)(4) of Form 20-F.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Amended DRS.

Regulation, page 39

4.	Revise your discussion here to include greater detail regarding the material effects of the applicable government regulations on your business. In this respect, we note by way of example only, your disclosure on page 43 addressing certain regulatory caps to wholesale rates on mobile services and the extension to the expiration of mobile data allowances that have affected your operations in the past.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Amended DRS.

Ms. Celeste M. Murphy Mr. Joshua Shainess Division of Corporation Finance Office of Telecommunications U.S. Securities and Exchange Commission	3	September 28, 2018

Organizational Structure, page 41

5.	With respect to your listing of the Company’s significant subsidiaries, we note that you have structured your operations in Guatemala, Honduras, and Ghana as joint ventures. Briefly disclose the purpose of structuring and conducting your operations in these three countries as joint ventures. Similarly, clarify the proportion of voting power you hold for each joint venture.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 41 of the Amended DRS.

Results of Operations, page 47

6.	Revise your disclosure to address how your Latin America service revenue growth has been significantly driven by your operations in Colombia. Include a narrative discussion of management's view of what the improvements in Colombia are attributable to.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 48 of the Amended DRS. The Company has also supplemented the disclosure on pages 52 and 55 of the Amended DRS.

Trend Information, page 64

7.	We note your cross-reference to Item 5 for a discussion of trend information. Please revise to clearly disclose, here or in Item 5, any known trends or uncertainties that are reasonably likely to have a material effect on your operating results or financial condition. We note your discussion on page 35 regarding trends in your Latin America segment.

Ms. Celeste M. Murphy Mr. Joshua Shainess Division of Corporation Finance Office of Telecommunications U.S. Securities and Exchange Commission	4	September 28, 2018

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that known trends or uncertainties that are reasonably likely to have a material effect on the Company’s operating results or financial condition are disclosed in "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors affecting our results of operations" of the Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Amended DRS to clarify the cross-reference and on pages 43 and 44 to supplement the discussion of known trends or uncertainties that are reasonably likely to have a material effect on the Company’s operating results or financial condition.

Offer and Listing Details, page 81

8.	Clarify in an explanatory note that the graph on page 81 shows the stock price history of your common shares in the principal trading market, which appears to be the Nasdaq Stockholm. If true, confirm that the listing price of your shares will be determined by the current price of your shares listed on the Nasdaq Stockholm.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Amended DRS.

Unaudited Interim Condensed Consolidated Financial Statements as of and for the six-month periods ended June 30, 2018 and 2017, page F-1

9.	We note in the risk factor on page 25 that there are limitations on the ability of your operating subsidiaries and joint ventures to provide funds to MIC S.A. Please explain to us whether the disclosures called for in 4-08(e)(3) of Regulation S-X and condensed financial information of the registrant called for in 5-04(c) and 12-04 of Regulation SX are applicable.

Response:	In response to the Staff’s comment, the Company confirms that the restricted net assets of its joint ventures exceed the thresholds set in Regulation S-X 4-08(e)(3), 5-04(c) and 12-04. Accordingly, the Company has revised the disclosure in Note 14 of the unaudited condensed consolidated financial statements on page F-27 of the Amended DRS and in Note A.2 of the consolidated financial statements on page F-48 of the Amended DRS. The Company determined that other required information was deemed to already be included in sufficient detail in the financial statements, including the notes thereto.

Summary of Consolidation and Accounting Policies, page F-8

10.	We note your principal-agent disclosure on page F-10. Please describe for us the specific types of arrangements where you may act as an agent rather than a principal. Reference paragraph 119(c) of IFRS 15.

Ms. Celeste M. Murphy Mr. Joshua Shainess Division of Corporation Finance Office of Telecommunications U.S. Securities and Exchange Commission	5	September 28, 2018

Response:	The Company acknowledges the Staff’s comment. In accordance with the Company’s accounting policies described on page F-10 in respect of ‘Principal-Agent’ considerations, the conclusion that the Company is an agent is mainly applicable for mobile Value Added Services ("VAS") sold or proposed to the Company‘s subscribers, as the Company does not have control over these type of services. The Company simply arranges for them to be provided by the primary obligor (principal) to an end customer and it receives a commission from the principal provider. Examples of these types of arrangements are as follows:

•	sale of third party content (ring tones, wall papers, text information, etc.)

•	SMS and data services on behalf of a third party;

•	money transfer, bill payment and financial services; and

•	sale of other services on behalf of a third party;

As a representative example (similar to other agent relationships existing within the Company and its consolidated subsidiaries), Smart Codes provides mobile VAS for the Company‘s operations in Tanzania ("MIC TZ") (i.e., Smart Codes would promote a third-party product in a live TV/Radio show and would offer an instant reward for the first people that send a SMS code during the show; the price of the SMS code is defined by Smart Codes). MIC TZ bills and collects the consideration from its customers that send the SMS code through its network and withholds in its favor a percentage calculated over the total amount billed to them. The surplus from this amount is transferred by MIC TZ to Smart Codes. In this case, MIC TZ is acting as an agent since it does not control the VAS offered by Smart Codes and the subscribers are not obliged to use the MIC TZ network (i.e., Smart Codes has the ability to direct the use of its VAS and establishes its prices). As a result, MIC TZ recognizes the net revenue (i.e., the commission).

Another similar example is the VAS provided by Entermovil to the Company‘s operations in Paraguay ("MIC PAR"), where MIC PAR also acts as an agent for the VAS provided by Entermovil and therefore recognizes revenue on a net basis.

Ms. Celeste M. Murphy Mr. Joshua Shainess Division of Corporation Finance Office of Telecommunications U.S. Securities and Exchange Commission	6	September 28, 2018

Please do not hesitate to contact me at (212) 450-4077, (212) 701-5077 (fax) or john.meade@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
/s/ John B. Meade John B. Meade

cc:

Via E-mail

Tim Pennington, Chief Financial Officer, Millicom International Cellular S.A.
Salvador Escalon, General Counsel, Millicom International Cellular S.A.
Olivier Lemaire, Partner, Ernst & Young S.A.